Mail Stop 6010

April 5, 2007

Solomon S. Steiner, Ph.D.
Chief Executive Officer and Chairman of the Board
Biodel, Inc.
6 Christopher Columbus Avenue
Danbury, Connecticut 06810

Re: Biodel, Inc.
Amendment No. 1 to Form S-1 Registration Statement
File No. 333-140504

Dear Mr. Steiner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Stock-Based Compensation, page 36

1.   Regarding the disclosures that you provided in response to prior comment 22, please expand them to:

a. Quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous and retrospective valuations performed for each grant date, including how the enterprise value was estimated and changed.

b. Quantitatively discuss the significant factors and assumptions utilized in your market and discounted future cash flow approach.

c. Quantitatively explain how in applying each valuation methodologies, you considered the factors listed, such as the operating performance, progress in the your product research development and clinical trial activities, the probability of selling the company, and the probability of achieving liquidity through an initial public offering or the sale of your business,.

d. Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Intangible Asset, page F-8

2. Please refer to your response to our prior comment number 18. Please revise your disclosure to include the information provided in your response with respect to determination of the useful life.

Share-Based Compensation, page F-10

3. Please refer to your response to our prior comment number 19. Please tell us how your unrelated valuation specialist concluded that historical volatility data was not a reasonable representation of forward-looking volatility, and the 2006 implied volatility is a reasonable representation of use in 2005. Further, please provide us with the "publicly traded companies" you considered in determining the median implied volatility of your stock.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at 202-551-3658 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William D. Freedman, Esq.
       Troutman Sanders LLP
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174